

December 15, 2014

Via E-mail
David Wolfin
Chief Executive Officer
Avino Silver & Gold Mines Ltd.
570 Granville Street, Suite 900
Vancouver, British Columbia V6C 3P1
Canada

>   **Re:** **Avino Silver & Gold Mines Ltd.**
>   **Form 20-F for the Year Ended December 31, 2013**
>   **Filed April 17, 2014**
>   **File No. 001-35254**

Dear Mr. Wolfin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

General

1.   We note that you are extracting minerals prior to establishing mineral reserves and that you refer to development and production stage activities. Pursuant to paragraph (a)(4) of Industry Guide 7, only companies with established mineral reserves may be termed development or production stage companies in filings with the United States Securities and Exchange Commission. Please revise your disclosure throughout such that investors understand that you are in the exploration stage until you have established mineral reserves. We suggest substituting certain terms to enhance this clarification. For example, substitute mining operations with mining activities, substitute commercial production or production with extracting or processing resources.

David Wolfin
Avino Silver & Gold Mines Ltd.
December 15, 2014
Page 2

Item 4. Information on the Company

D. Property, Plants and Equipment page 19

2.   For each of the San Gonzalo Mine and the Avino stockpiles please include an annualized
        summary of the tonnes and grade mined, the tonnes and grade processed, the tonnes and
        grade of concentrate produced, the tonnes and grade of concentrate sold, and the average
        realized pricing of the metals sold. In this regard we reference the Instructions to Item
        4.D of Form 20-F.

3.   Please tell us if the economic indicators associated with your oxide tailings preliminary
        economic assessment are before tax or after tax numbers and clarify in your filing.

4.   Please tell us the capital requirement estimate associated with your oxide tailings
        preliminary economic assessment and include this information in your filing.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 50
Twelve months ended December 31, 2013 compared with the twelve months ended December
31, 2012, page 50

5.   Please expand your discussion to describe all underlying drivers for the changes in
        revenues, cost of sales, other items and income taxes between reporting periods. If there
        are multiple drivers that are responsible for the changes, please discuss and quantify the
        effect for each driver that you have identified. For example, please explain the changes
        in revenues by providing quantified discussion of changes in the volumes of minerals
        sold and average realized prices from the minerals sold. Please provide your proposed
        revisions in your response.

6.   Please revise your disclosure to include management's discussion of your financial
        condition, changes in financial condition, and results of operations to cover the three year
        period included in your report. Please ensure that your revised disclosure explains and
        quantifies each causal factor that resulted in changes to your financial statement line
        items. Refer to the Item 5 of Form 20-F for further guidance.

B. Liquidity and Capital Resources, page 51

7.   Please expand your disclosure to provide a detailed analysis of the components of the
        statements of cash flows (i.e. operating, investing, and financing activities) that explains
        the significant year-to-year variations in each line item for each period presented. Refer
        to Item 5 of Form 20-F and SEC Release No. 33-8350 as it relates to liquidity and capital
        resources. Please provide your proposed revisions in your response.

Item 7. Major Shareholders and Related Party Transactions, page 70

8.   In future filings, please revise your disclosure regarding the transactions with Oniva
      International Services Corp. and the consultants to include the identity of the related
      parties and the nature and extent of such transactions. See Item 7.B. of Form 20-F. Also,
      provide us with your draft disclosure.

Item 17. Financial Statements, page 89

9.   We note your list of financial statements filed as part of the annual report under Item 17.
      Please note that compliance with Item 18 rather than Item 17 is required for issuer
      financial statements included in both annual reports and registration statements filed on
      Form 20-F for issuers with fiscal years ended on or after December 15, 2011. Please
      revise to present clearly your financial statements under Item 18 of Form 20-F. Refer to
      General Instruction E(c)(2) of Form 20-F.

Notes to the Consolidated Financial Statements

3. Significant Accounting Policies
Exploration and evaluation assets, page 102

10.   We note your disclosure that you capitalize exploration and evaluation costs as intangible
      assets and reclassify these costs to mining properties when intended production levels are
      achieved. Please provide us a detailed discussion of how your accounting policy
      complies with IFRS 6, particularly paragraph 17. Additionally, please tell us how you
      define intended production levels being achieved.

11.   Your accounting policy states that you monitor all capitalized exploration and evaluation
      expenditures for indications of impairment and perform impairment assessment for each
      area of interest when potential impairment is indicated. Please tell us 1) whether you
      consider the significant decline in gold and silver market prices as an indication for
      impairment according to IFRS 6 Paragraph 20(d); and 2) whether you performed
      impairment assessment on your capitalized exploration and evaluation assets in the three
      year period reported in the Form 20-F.

Plant, equipment and mining properties, page 102

12.   It appears that you capitalize all expenditures incurred to the date that the work
      supporting the achievement of management's intended production levels is complete. To
      help us understand your accounting policy, please tell us 1) the nature, type and purpose
      of the development and direct overhead costs you capitalized as mining properties; 2) the
      time period that these development and direct overhead costs are incurred considering
      your exploration and evaluation costs are transferred to mining properties when intended
      production has already been achieved; 3) how you apply the paragraph 7 of IAS 16 to

your capitalization policy to determine the future economic benefits associated with the costs capitalized is probable; and 4) how you account for the development and direct overhead costs prior to the achievement of management's intended production levels.

13.   Please expand your asset depreciation and depletion accounting policy to describe the depreciation period or useful life of the mining properties used in calculating the depreciation expense in years 2013, 2012 and 2011 and whether the useful life of your mining properties is consistent with the depreciation periods assigned to your mill machinery and processing equipment and buildings.

Revenue recognition, page 104

14.   It appears that you sell metals contained in bulk concentrate to third parties based on provisional pricing and record revenue at the delivery. Please provide us with a detailed discussion of the following:

- Describe the terms of the mineral sales contracts based on the provisional pricing.
- The mineral price you use to record revenue at the time of delivery.
- How you account for the changes in mineral prices at subsequent reporting dates and the final settlement of the sales.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining